EXHIBIT 3

Management’s Discussion and
Analysis of Financial
and Operating Results

Contents

Business Overview	pg. 22	Cash Flow Statement	pg. 41
Financial Results Overview	pg. 25	Liquidity and Capital Resources	pg. 41
Factors that May Affect Future Results	pg. 27	Operating Activities	pg. 43
Income Statement	pg. 30	Investing Activities	pg. 43
Gold Production and Sales	pg. 30	Financing Activities	pg. 44
Cost of Sales and		Balance Sheet	pg. 44
Other Operating Expenses	pg. 31	Canadian Supplement	pg. 44
Amortization	pg. 38	Critical Accounting Policies
Exploration, Development and		and Estimates	pg. 45
Business Development	pg. 38	Off-Balance Sheet Arrangements	pg. 51
Administration	pg. 39	Forward Gold Sales Contracts	pg. 51
Interest Expense	pg. 39	Contractual Obligations and
Other Income/Expense	pg. 39	Commitments	pg. 55
Non-Hedge Derivative Gains	pg. 39	Quarterly Information	pg. 57
Income Taxes	pg. 40	Non-GAAP Performance Measures	pg. 58
Statement of Comprehensive Income	pg. 41	Outstanding Share Data	pg. 61

This portion of our Annual Report provides a discussion and analysis of our financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the year ended December 31, 2003, compared to those of the preceding year. This Management’s Discussion and Analysis has been prepared as of March 4, 2004. The consolidated financial statements prepared in accordance with US generally accepted accounting principles (US GAAP) are on pages 64 to 67. This Management’s Discussion and Analysis is intended to supplement and complement our financial statements and notes thereto for the year ended December 31, 2003 (collectively, our “Financial Statements”), which are included in this Annual Report. You are encouraged to review our Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. Certain notes to our financial statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All dollar amounts in this Management’s Discussion and Analysis are in millions of US dollars, unless otherwise specified.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Overview

Company Overview
Barrick Gold Corporation is among the world’s largest gold producers in terms of market capitalization, gold production and reserves. Our operating mines and development projects are concentrated in three primary regions: North America, Australia/Africa, and South America. In 2003, 59% of our gold production came from North America. As our development projects commence production over the next several years, we expect that our South American region will make up an increasing proportion of our annual gold production.

We earn the majority of our revenue and generate cash flow from the production and sale of gold in both dore and concentrate form. Certain of our mines, in particular, Pierina and Eskay Creek, produce significant quantities of silver as a by-product, the revenue from which is deducted from operating costs, and therefore affects our cash operating costs per ounce. This will also be the case with two of our development projects – Pascua-Lama and Veladero.

Key Performance Drivers
The key drivers of financial performance in our business, include realized gold sales prices, gold production volumes and production costs per ounce. We focus on optimizing these performance drivers to maximize the profit contribution and operating cash flow generated by our mines. Because we operate in a capital-intensive industry, we invest significant amounts each year at our operating mines to maintain our productive capacity (referred to as “sustaining capital”); and also for mine expansion and to build new mines. Consequently, amortization expense forms a large component of our costs to produce gold.

Producing Mines
Our existing portfolio of operating mines mainly includes mature properties with stable production volumes. Most of the mines are currently processing ore at or near the average reserve grade. The mines produce at relatively low total cash costs per ounce1 compared to other senior gold producers, and they are presently generating substantial amounts of operating cash flow, which is available to fund our development projects and other growth opportunities that may arise. We closed five mines in 2002, on depletion of their reserves, which had the effect of lowering our annual gold production by about 0.3 million ounces in 2003. Overall, our total gold production decreased by 0.2 million ounces to 5.51 million ounces as our other mines produced 0.1 million more ounces of gold in 2003 compared with 2002. Due to the effect of mine sequencing over the last few years, the ore processed at Goldstrike, our largest mine, has been above the average reserve grade. However, as ore grades at Goldstrike have trended towards average reserve grades, we have experienced higher operating costs per ounce and lower annual production volumes. To some extent, we have been successful in mitigating the effects of these trends through cost management initiatives. In 2004, a continuation of the trend of declining grades at Goldstrike, together with Pierina production moving into lower grade areas, will lead to a further decline in production and increase in total cash costs per ounce1. We expect that in 2004, our total production will fall by about 0.5 to 0.6 million ounces and our average total cash costs will increase by about $15 to $25 per ounce1.

1.     For an explanation of our use of non-GAAP performance measures, refer to pages 58 to 61.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration and Mine Development
We also focus on finding new gold reserves. To the extent we can add gold reserves at our existing operations, we extend the lives of our mines and generate additional cash flow, increasing the rate of return on the capital we have invested. Prior to the recent gold price rally, the industry experienced an extended period of low gold prices. In contrast to many producers we have made a sustained investment in our exploration program. This program resulted in a major new gold discovery – Alto Chicama in Peru. By the end of 2003, our work at Alto Chicama allowed us to add 7.2 million ounces to reserves (for Canadian reporting purposes). At the end of 2003, we had proven and probable reserves of 86 million ounces of gold, based on a $325 gold price, after producing 5.51 million ounces in 2003 (6.5 million contained ounces), compared to reserves (for Canadian reporting purposes) of 86.9 million ounces in 2002 based on a $300 gold price. Several of our deposits contain a significant amount of silver within our reported gold mineral reserves, which is or will be produced as a by-product of the gold reserves. For example, Pascua-Lama contains 584 million ounces of silver.

We have a mine development program that we expect to contribute to production, earnings and cash flow, beginning with Veladero and Alto Chicama in 2005. By 2007, we expect this development pipeline to contribute a significant amount of gold production annually to our portfolio.

Commodity Price Risk
Our revenues are significantly impacted by the market price of gold, and to a lesser extent the market price of silver. We have historically used an extensive gold hedging program to manage our exposure to market gold prices. This program has provided substantial benefits to us in the form of realized gold sales prices in excess of market prices. The flexibility of our program has also allowed us to participate in a gold price rally, as we saw in 2003, when there was a substantial upward shift in market gold prices. Our 2003 earnings benefited from rising gold prices, with an average realized price of $366 per ounce, compared to an average spot gold price of $363 per ounce, an 8% increase from 2002. During first quarter 2004, spot gold prices were in the $400 per ounce range and many industry observers expect this gold price rally to be sustained, with the outlook for market gold prices generally positive.

In recognition of these market realities, we announced a No-Hedge policy on gold in fourth quarter 2003, under which we will not add any new gold hedge contracts and we expect to reduce our gold hedge position to zero over time. The unique flexibility in our gold hedge contracts enables us to deliver gold whenever we choose over the primarily ten-year terms of the contracts, allowing us to exploit gold market volatility in reducing the gold hedge position. In 2003, we reduced our gold hedge position by 14% or 2.6 million ounces. At the end of 2003, our gold hedge position represented 18% of our gold reserves (for Canadian reporting purposes), which means that 82% of our gold reserves are unhedged and exposed to changes in gold prices. One of our goals is a further reduction in the size of our gold hedge position; to that end, we have targeted a minimum 1.5 million ounce reduction in the position during 2004. The actual reduction may be higher than the target, depending on market conditions. By choosing to deliver a portion of our gold production into our gold hedge position to achieve our target, we may realize less than the market price of gold for this portion of our production, depending on market conditions.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

We also consume other commodities at our operations in the process of producing gold. These commodities include diesel fuel, electricity, propane and consumables such as acid and lime. Changes in the cost of these commodities impact our costs to produce gold. To the extent any such changes had a significant impact on our cash costs in 2003 compared to 2002, the changes are highlighted in this Management’s Discussion and Analysis.

We use forward silver sales contracts to sell a portion of our annual silver production. These contracts act as an economic hedge of our exposure to changes in market silver prices.

Currency Risk
Although we operate on four continents, all our revenues and approximately 70% of our cash expenditures are denominated in US dollars. Nearly half of our production comes from our United States mines, while most of our Peruvian and Tanzanian operating and capital expenditures – such as diesel fuel, reagents and equipment – are denominated in United States dollars.

Our main foreign currency exposures relate to cash expenditures at our Canadian and Australian mines that are denominated in local currencies. Like many other gold producers, our operations in Australia and Canada are affected by the performance of the Australian and Canadian dollar against the US dollar as our functional currency is the US dollar and a portion of our cash operating costs are denominated in the local currencies. Over the last two years, the Australian dollar has strengthened by 48% and the Canadian dollar by 23%. In 2003, our local currency costs were hedged at rates better than current market rates and we recorded hedge gains in our cash operating costs totaling $65 million. If we had not hedged our exposure to a weakening US dollar, our total cash costs would have been $12 per ounce higher in 2003. Our currency hedge positions provide a significant level of protection for our Australian and Canadian dollar costs for the equivalent of about three years.

At the end of 2003, we had approximately C$1.0 billion of our Canadian dollar exposures hedged at $0.68 (88% of expected total local capital and operating costs over the next three years) and approximately A$1.4 billion of our Australian dollar exposures hedged at $0.57 (73% of expected total local capital and operating costs over the next three years). Included in other comprehensive income at December 31, 2003 were unrealized pre-tax gains on currency hedge contracts totaling $280 million that will be matched with our operating costs over primarily the next three years to offset the impact of the strengthening Australian and Canadian dollar. We may add to our currency hedge position during 2004, subject to market conditions and depending upon the outlook for the US dollar.

Interest Rate Risk
Our interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value and ongoing payments under gold lease rate and US dollar interest-rate swaps, and interest receipts on our cash balances. In general, we are adversely affected by declining interest rates because we earn interest on our cash balances at market rates. Through our interest rate hedge program, we have been able to mitigate the impact of falling US dollar interest rates on these cash balances. On $650 million of our cash balances, we have fixed the interest return we are earning through 2006-2007 at 3.4%, with the remaining cash balances generating interest income at variable US dollar interest rates. Low interest rates also limit the growth in prices that we can expect to receive for any gold delivered under existing forward sales contracts in our hedging program.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

A large portion of our $760 million of long-term debt obligations are at fixed interest rates and are therefore not affected by changes in market interest rates. The exceptions are $350 million of our debentures where we have converted the interest rate from fixed to floating rates, and our $80 million of variable-rate bonds.

Financial Results Overview

For the years ended December 31
(in millions of US dollars, except per share and per ounce data)	2003	2002	2001

Gold sales	$2,035	$1,967	$1,989
Average spot gold price per ounce	363	310	271
Average realized gold price per ounce	366	339	317
Net income	200	193	96
Net income per share – basic and diluted	0.37	0.36	0.18
Operating cash flow	521	589	588
Operating cash flow excluding Inmet settlement[1]	607	589	588
Total assets	5,362	5,261	5,202
Total long-term debt	760	781	802
Cash dividends per common share	0.22	0.22	0.22

1.     For an explanation of our use of non-GAAP performance measures, refer to pages 58 to 61.

Income Statement

Earnings in 2003 were slightly higher than the prior year. We benefited from higher spot gold prices, which enabled us to realize a $27 per ounce higher selling price for our gold production (an increase in revenue of $150 million in comparison to 2002). However, in a higher spot gold price environment, we pay higher royalties, production taxes and income taxes. Royalties and production taxes increased by $5 per ounce, or $23 million, over the prior year, and our underlying effective income tax rate increased from 3% in 2002 to 20% in 2003, an increase of $38 million.

As a result of the closure of five mines in 2002 on depletion of their reserves, we produced and sold 3% fewer ounces in 2003 compared to the prior year. These five closed mines generated a profit contribution, before tax, of $42 million in 2002. At our current mines, cash operating costs per ounce excluding royalties and production taxes were $7 per ounce higher in 2003, mainly due to higher costs at Meikle and Bulyanhulu, which added $39 million to our cash operating costs.

We continued to invest heavily in exploration, mine development and business development in 2003, with a $33 million increase in costs over the prior year. Under US GAAP, development costs are expensed until mineralization is classified as proven and probable reserves for US reporting purposes. In 2003, we expensed $54 million of development costs, mainly at Veladero and Alto Chicama, compared with $52 million in 2002. The $24 million increase in exploration costs to $62 million, accounts for most of the increase in exploration, development and business development expense year over year.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Earnings in both years included various items that significantly impacted the comparability of our results year on year. In 2003, the major items included gains of $71 million on non-hedge derivatives and gains totaling $39 million on the sale of various assets, offset by a $36 million higher charge for reclamation and closure costs following a change in accounting policy for these types of costs. We also recorded tax credits of $62 million in 2003. We released valuation allowances totaling $15 million in Argentina following the decision to begin construction at Veladero and the classification of mineralization there as a proven and probable reserve, $16 million in Australia due to higher levels of taxable income in a higher gold price environment, and $21 million in North America following a corporate reorganization. In 2002, we recorded a credit of $22 million due to the outcome of various tax uncertainties. These credits were offset by valuation allowances against unrecognized tax losses. The material items are explained in this Management’s Discussion and Analysis. We have summarized these items below to assist a reader in understanding the effect of the items on earnings.

Effect on earnings increase (decrease) ($ millions)

For the years ended December 31	2003		2002		2001

	Pre-tax	Post-tax	Pre-tax	Post-tax	Pre-tax	Post-tax

Non-hedge derivative gains (losses)	$71	$60	$(6)	$6	$33	$21
Inmet litigation costs	(16)	(11)	—	—	(59)	(41)
Gains on asset sales	39	31	8	5	9	6
Gains (losses) on investments	(12)	(12)	(4)	(4)	2	2
Changes in asset retirement obligation estimates	(10)	(10)	—	—	—	—
Severance costs	(9)	(6)	—	—	—	—
Cumulative effect of accounting changes	(17)	(17)	—	—	(1)	(1)
Merger and related costs	—	—	2	2	(117)	(117)
Tax credits	62	62	22	22	—	—
Tax losses not recognized	(23)	(23)	(43)	(43)	(45)	(45)
Impact of accounting change for reclamation costs	(36)	(25)	—	—	—	—

Cash Flow Statement

We generated $68 million less operating cash flow in 2003 compared to the prior year. Excluding the $86 million settlement of the Inmet litigation, our operating cash flow would have been $18 million higher in 2003. Higher realized gold selling prices in 2003 were partly offset by higher total cash costs and higher payments of income taxes. Both our cash expenditures for investing and financing activities increased in 2003. In part, this was as a result of increased capital spending with the construction start up at Veladero and $154 million spent on our share buy-back program.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors that May Affect Future Results

There are numerous factors, outside our control, that could cause results to differ significantly from our expectations. Some of these factors are described below. Derivative instrument risks, including credit, market, and liquidity risks, are described in note 11 (g) to our consolidated financial statements.

By their very nature, and as noted under “Forward-looking statements” on the inside back cover of this Annual Report, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, and projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on such statements in this Management’s Discussion and Analysis as a number of important factors could cause actual results to differ materially from the plans, objectives, goals, targets, expectations, estimates and intentions expressed in such forward-looking statements.

Industry and non-company factors

As a gold mining company conducting business in the United States, Canada, Australia, Peru, Chile, Argentina, Tanzania and other countries, our revenues and earnings are affected by the condition of the economic and business environments specific to the geographic regions in which we operate. Factors such as commodity prices (gold and silver), interest rates, inflation and exchange rates impact the business and economic environment and ultimately the performance of our business in each region.

Our business is affected by the world market price of gold and other commodities as described on page 23. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, all of which are beyond our control. These include industry factors such as: industrial and jewelry demand; the level of demand for gold as an investment; central bank lending, sales and purchases of gold; speculative trading; and costs of and levels of global gold production by producers of gold. Gold prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional, political or economic uncertainties. Our business is also affected by the market prices of other commodities produced as by-products at our mines, such as silver and copper, as well as commodities which are consumed or otherwise used in connection with our operations, such as diesel fuel and electricity. Prices of such commodities are also subject to volatile price movements over short periods of time and are affected by factors that are beyond our control.

We have some protection from falling market gold prices under our gold hedge position, but if the world market price of gold were to drop and the prices realized by us on gold sales were to decrease significantly and remain at such a level for any substantial period, or proceeds from the sale of by-products were to decrease significantly, or the cost of other commodities consumed were to increase significantly, our profitability and cash flow would be negatively affected. In such circumstances, we may determine that it is not economically feasible to continue commercial production at some or all of our operations or develop some or all of our projects, which could have an adverse impact on our financial performance and results of operations.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

We conduct mining and development activities in many countries. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including: uncertain political and economic environments; war and civil disturbances; changes in laws or policies of particular countries; foreign taxation; delays in obtaining or the inability to obtain necessary governmental permits; limitations on the repatriation of earnings; and increased financing costs. These risks may limit or disrupt projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Our earnings are affected by the monetary policies of the Board of Governors of the Federal Reserve System in the United States. Bond and money market expectations about inflation and central bank monetary policy decisions have an impact on the level of interest rates, and gold lease rates, which can have an impact on earnings.

Our business is affected by the levels of market interest rates and gold lease rates, as described on page 24. A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on our cash balances. A significant prolonged decrease in interest rates and/or increase in gold lease rates could have a material adverse impact on the difference between the forward gold price over the current spot price (“contango”), and ultimately, the realized price under our fixed-price forward gold sales contracts.

Changes in the statutes, regulations and regulatory policies that govern our business activities in the geographic regions where we operate could impact our results.

Our domestic and foreign mining operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and protected species. We have made, and expect to make in the future, significant expenditures to comply with such laws and regulations. Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have an adverse impact on the costs of compliance and therefore adversely impact our financial condition or results of operations. The costs and delays associated with compliance with these laws and regulations could stop us from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development of a project.

Although we take what we believe to be reasonable measures designed to ensure compliance with governing statutes, laws, regulations and regulatory policies in the jurisdictions in which we conduct business, there is no assurance that we will always be in compliance or deemed to be in compliance. Accordingly, it is possible that we could receive a judicial or regulatory judgment or decision that results in fines, damages and other costs that would have a negative impact on our earnings.

Company-specific factors
Our financial performance will be influenced by our ability to execute the development of our new mines and also the success of our exploration program.

Our ability to sustain or increase our present levels of gold production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including: the accuracy of reserve estimates; estimated metallurgical recoveries; estimated capital and operating costs of such

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

projects; foreign currency exchange rates; and future gold and silver prices. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits, acquisition of satisfactory surface or other land rights and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. It is possible that actual costs and economic returns may differ materially from our estimates or that we could fail to obtain the governmental approvals necessary for the operation of a project. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated.

Gold exploration is highly speculative in nature. Our exploration projects involve many risks and are frequently unsuccessful. Once a site with gold mineralization is discovered, it may take several years from the initial phases of drilling until production is possible. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result of these uncertainties, there is no assurance that current or future exploration programs will be successful and result in the expansion or replacement of current production with new reserves.

Our financial performance will be influenced by our ability to achieve production and operating cost targets.

We prepare estimates of future production and total cash costs of production for our operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or total cash cost estimates could have an adverse impact on our future cash flows, earnings, and financial condition.

Our actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to ore reserves, such as the need for sequential development of ore bodies and the processing of new and different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. Cash costs of production may be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade, metallurgy, labour costs, the cost of supplies and services, and foreign currency exchange rates.

The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.

Our financial condition and results of operations are reported using accounting policies and methods prescribed by US GAAP. In certain cases, US GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable yet result in our reporting materially different amounts. Management exercises judgment in selecting and applying our accounting policies and methods to ensure that, while US GAAP compliant, they reflect our best judgment of the most appropriate manner in which to record and report our financial condition and results of operations.

As detailed on pages 45 to 51, certain accounting policies and estimates have been identified as being “critical” to the presentation of our financial condition and results of operations as they

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

(1)  require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain and (2) carry the likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. The most critical estimate that affects our reporting of financial performance is the quantity of gold mineral reserves at our mineral properties.

Mineral reserves and mineral resources are estimates, and no assurance can be given that the indicated content of gold will be produced. Fluctuations in the price of gold or by-product minerals, such as silver and copper, may render mineral reserves containing relatively low grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or for us to be unprofitable in any particular accounting period.

Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold and silver, as well as increased production costs or reduced recovery rates, may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time. This could cause us to reduce our reserves, which could have a negative impact on our financial results. Failure to obtain necessary permits or government approvals could also cause us to reduce our reserves. There is no assurance that we will obtain indicated levels of recovery of gold or the prices assumed in determining gold reserves.

Other factors

Other factors that may affect future results include changes in tax laws, technological changes, employee relations, the validity of mining claims and the title to our properties and competition with other mining companies.

We caution that the foregoing discussion of factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Barrick, investors and others should carefully consider the foregoing factors, other uncertainties and potential events, and other external and company-specific factors that may adversely affect future results and the market valuation placed on our common shares. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us, or on our behalf.

Income Statement

Gold Production and Sales

In 2003, we produced 0.2 million fewer ounces of gold than in 2002 following the closure of five mines in 2002 on depletion of their reserves. We expect gold production to decline again in 2004 by about 0.5 to 0.6 million ounces, before starting a rising trend again in 2005 as our development projects begin production. Beginning in 2005 and through 2007, as our development projects commence operations, we are targeting a rise in our production profile to between 6.8 and 7.0 million ounces by 2007.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

In 2003, market gold prices rose to their highest level since 1997, averaging $363 per ounce, compared to 2002, when spot gold averaged $310 per ounce. Through selling a large portion of our gold production at spot gold prices, combined with the delivery of a portion of our production into our forward sales program, we realized an average price of $366 per ounce. This compares to an average realized price of $339 per ounce in 2002, when gold prices were lower and most of our gold production was sold under our higher priced forward sales contracts.

When spot gold prices are higher than the price under our forward sales contracts, as occurred in 2003, we can choose to sell all of our gold production into the spot market at the higher price and deliver into our forward sales contracts at a future date. We expect to deliver a component of our gold production into our fixed-price forward sales contracts in 2004 at prices below recent spot market prices to achieve our targeted reduction of 1.5 million ounces in our gold hedge position, with the ultimate price realized depending upon market conditions and the actual contracts into which we deliver.

As spot gold prices increase, the value of our gold mineral reserves and amount of operating cash flows rises. The unrealized mark-to-market loss on our fixed-price forward gold sales contracts also rises. The unrealized mark-to-market value changed from an unrealized loss of $639 million at the end of 2002 to an unrealized loss of $1,725 million at the end of 2003, primarily due to increasing spot gold prices (year end spot gold prices, 2003 – $415 compared to 2002– $347). Mark-to-market value represents the replacement value of these contracts based on current market levels, and does not represent an economic obligation for payment. For additional detail see “Off-Balance Sheet Arrangements – Key Contract Terms and Conditions – Significance of mark-to-market gains and losses” on page 54.

Cost of Sales and Other Operating Expenses

For the years ended December 31	2003	2002
Total cash production costs – per US GAAP	$1,065	$1,065
Accretion expense and reclamation costs at our operating mines	(14)	(37)

Total cash production costs – per Gold Institute Production Cost Standard[1]	$1,051	$1,028

Ounces sold (thousands)	5,554	5,805
Total cash costs per ounce sold – per US GAAP (dollars)	$192	$183
Total cash costs per ounce sold – per Gold Institute Production Cost Standard[1] (dollars)	$189	$177

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Cash Costs per Gold Institute Production Cost Standard1($/oz)

For the years ended December 31	2003	2002
Cost of sales at market foreign exchange rates	$210	$191
Gains realized on currency hedge contracts	(12)	(1)
By-product credits	(21)	(20)

Cash operating costs	177	170
Royalties	9	6
Production taxes	3	1

Total cash costs	$189	$177

1. We report total cash costs per ounce data calculated in accordance with The Gold Institute Production Cost Standard (the “Standard”). Adoption of the Standard is voluntary, but we understand that most senior gold producers follow the Standard when reporting cash cost per ounce data. The data does not have a meaning prescribed by US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the standard. Total cash costs per ounce are derived from amounts included in the Statements of Income and include mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs. We have also presented a GAAP measure of cost per ounce as required by securities regulations that govern non-GAAP performance measures. Within this disclosure document our discussion and analysis is focused on the “total cash cost” measure as defined by the Standard, but the most directly comparable financial measure calculated and presented in accordance with GAAP is also provided throughout. See pages 58 to 61 for further information on non-GAAP performance measures.

In 2003, we produced 3% less gold than in 2002. Most of our mines exceeded their 2002 production levels in 2003, particularly Goldstrike Open Pit and Kalgoorlie. We experienced lower production at Goldstrike Underground and Bulyanhulu. Both of these mines had operational difficulties during 2003 which are discussed in more detail in their respective regional sections. The overall decrease in gold production compared with 2002 is primarily related to the closure of several mines in the second half of 2002 on depletion of their reserves. These mines produced 0.3 million ounces in 2002.

Total cash costs were 7% higher in 2003 primarily because of the operational difficulties at Goldstrike Underground and Bulyanhulu; mining and processing more lower grade ore in 2003 at some mines; plus higher royalty and mining production tax expenses due to higher spot gold prices in 2003.

In 2004, we expect to produce 4.9 to 5.0 million ounces at total cash costs of between $205 and $215 per ounce. The decrease in production from 2003 is primarily due to expected lower grades at Pierina and Goldstrike Open Pit. Total cash costs are expected to be higher as we expect to mine and process more lower-grade ore at these mines in 2004. The achievement of these production and cost targets is subject to the successful execution of our mining plan for 2004 at each of our operating mines.

Our production and cost targets assume current levels of plant capacity and performance. They are dependent on our ability to execute our mine plan, which in turn could be affected by variations in modeled versus actual grade, actual processing plant performance and the cost of consumables and other cost inputs such as diesel and energy costs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

North America

			Total Cash Costs – per		Total Cash
	Production		Gold Institute Production		Costs – per
	(attributable ounces)		Cost Standard[1] ($/oz)		US GAAP ($/oz)
For the years
ended December 31	2003	2002	2003	2002	2003	2002
Goldstrike
Open pit	1,559,461	1,409,985	$233	$228	$234	$232
Underground	551,664	640,336	253	198	253	199

Goldstrike property total	2,111,125	2,050,321	238	218	237	222
Eskay Creek	352,070	358,718	52	40	53	41
Round Mountain	392,649	377,747	173	187	177	202
Hemlo (50% owned)	267,888	269,057	226	224	227	227
Holt-McDermott	89,515	83,577	239	173	240	176
Marigold (33% owned)	47,396	27,422	171	187	172	194

	3,260,643	3,166,842	$209	$193	$211	$198

1. For an explanation of our use of non-GAAP performance measures, refer to pages 58 to 61.

In both 2003 and 2002, we hedged substantially all of our total cash costs that are denominated in Canadian dollars, and therefore our total cash costs were not significantly affected by changes in market currency exchange rates in 2003. However, our total cash costs are impacted by changes in the average exchange rates under our currency hedge contracts. The average currency exchange rate under our hedge contracts was $0.65 in 2003 compared with $0.64 in 2002. The effect of the difference in this exchange rate on total cash costs was an increase of about $3 per ounce at our Canadian mines. In 2004, the average currency exchange rate under our currency hedge contracts is $0.67. The change in this average exchange rate in 2004 compared with 2003 is expected to cause about a $3 per ounce increase in total cash costs at our Canadian mines in 2004.

Goldstrike – Open Pit

The increase in production in 2003 compared with 2002 was due to higher ore grades mined from the pit. The mine produced 60,000 ounces more than the original plan for 2003, at marginally higher total cash costs. Higher than planned ore tons and grades were mined from the Northeast and 8th West laybacks, resulting in 15% higher grades processed for the year when compared with 2002, which was also better than the original plan for 2003. The 2% increase in total cash costs during 2003 compared to the prior year was mainly due to higher processing costs ($15 million or $9 per ounce), and higher royalties and production taxes ($19 million or $11 per ounce), offset by the effect of higher ore grades, which caused a $7 per ounce decrease in total cash costs. Higher processing costs reflected increased acid consumption ($2 million or $2 per ounce) related to high carbonate material mined, as well as higher acid prices ($6 million or $4 per ounce) and propane prices ($2 million or $2 per ounce), offset by lower mining costs ($16 million or $10 per ounce), facilitated by in-pit dumping and a reduced fleet size.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Production for 2004 is expected to be in the range of 1,340,000 to 1,360,000 ounces of gold at total cash costs in the range of $250 to $260 per ounce. Expected cost and production changes in 2004 are mainly as a result of the plan to mine closer to reserve grades. Actual total cash costs in 2004 will be affected by changes in the amount of royalty and production tax expenses, which in turn are affected by the market price of gold.

Goldstrike – Underground

During 2003, the mine produced 14% fewer ounces than the previous year, and 68,000 ounces less than the original plan for 2003 due to ground conditions, infrastructure completion, and remnant mining constraints. On a combined basis, these factors caused total cash costs to be about $49 per ounce higher than the previous year, combined with higher royalty and production tax expenses ($4 million or $6 per ounce). The same factors also caused total cash costs for 2003 to be about 16% higher than the original plan for the year. Production and costs continue to be affected by ground conditions at Rodeo and the mining of remnant blocks at Meikle. Ground support rehabilitation efforts are ongoing and have proven successful in providing increases to Rodeo production. Remnant mining at Meikle has been re-sequenced to maximize ore recovery and ground stability.

Production for 2004 is expected to be in the range of 590,000 to 610,000 ounces of gold at total cash costs in the range of $245 to $255 per ounce. Higher production assumes that we will achieve higher recoveries and expected cost improvements assume both higher recoveries and less dependence on mining remnant stopes. Our actual total cash costs in 2004 will also be affected by the actual amounts of royalty expenses and production taxes, which in turn are affected by the market price of gold.

Eskay Creek

Gold production in 2003 decreased by 2% compared to the prior year, primarily due to an anticipated grade reduction, partially offset by an increase in the mining rate. Production for 2003 was essentially in line with the original plan for the year. The increase in costs for the year compared to 2002 is mainly attributable to lower production levels, combined with higher average smelter costs due to higher penalties for mercury and other impurities ($10 per ounce higher). Total cash costs for the year were about 19% better than the original plan for the year due to the impact of higher silver by-product credits.

Eskay Creek produces a significant quantity of silver as a by-product (17 million ounces in 2003). Total cash costs per ounce are significantly affected by both the quantity of silver produced and realized silver sales prices. In 2003, we produced 0.8 million ounces less silver than the previous year due to lower silver ore grades, which was partly offset by an increase in realized silver sales prices from $4.74 per ounce to $4.84 per ounce, resulting in a $4 per ounce increase in total cash costs.

Production for 2004 is expected to be in the range of 300,000 to 310,000 ounces of gold at higher total cash costs of between $100 and $105 per ounce. Expected lower production and higher costs assume that we will be mining lower grade ores and mining further away from primary facilities. Our actual total cash costs in 2004 will also be affected by the quantity of silver produced as a by-product and realized silver selling prices, which in turn will be affected by silver spot market prices.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Round Mountain (50% owned)

The increase in ounces produced during 2003 compared to 2002 resulted from higher recoveries from the dedicated leach pad. The mine produced 8% more gold than the original plan for 2003, at 13% lower total cash costs than plan. A draw down in circulating gold loadings due to a carbon plant expansion, increased side slope leaching, and continued production from a non-active leach pad all contributed to higher recoveries. In 2003 total cash costs decreased by 7% due to higher production levels, which included production of more low-cost ounces as a result of improved recoveries from the leach pads.

Our share of production for 2004 is expected to be in the range of 355,000 to 365,000 ounces of gold at total cash costs between $205 and $215 per ounce. Production is expected to decrease in 2004 due to a lower contribution from leach pad recoveries. Expected higher total cash costs per ounce in 2004 are a result of expected lower production levels and increased processing of stockpiled ore.

South America

			Total Cash Costs – per		Total Cash
	Production		Gold Institute Production		Costs – per
	(attributable ounces)		Cost Standard[1] ($/oz)		US GAAP ($/oz)
For the years
ended December 31	2003	2002	2003	2002	2003	2002
Pierina	911,723	898,228	$83	$80	$87	$101

1. For an explanation of our use of non-GAAP performance measures, refer to pages 58 to 61.

2003 production was 2% higher than the prior year due to an 18% increase in productivity. Production and total cash costs in 2003 were essentially in line with the original plan for the year. The mine successfully implemented improvements to the crusher system, which has increased tons placed on the pad. The increased tonnage was offset by planned lower grades, which caused a $1 per ounce increase in total cash costs. Pierina also produces a quantity of silver as a by-product (1.7 million ounces in 2003). Total cash costs per ounce are affected by both the quantity of silver produced and realized silver sales prices. In 2003, compared to 2002, we produced 0.6 million fewer silver ounces, partly offset by increased silver prices, which caused a $2 per ounce increase in total cash costs.

2003 was the mine’s last year of production in the 900,000-ounce range. In 2004, the mine is expected to experience lower production levels as mining moves to lower grade areas in the open pit. Due mainly to lower expected ore grades, the mine is expected to produce between 640,000 and 645,000 ounces of gold with total cash costs between $95 and $100 per ounce in 2004.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Australia/Africa

			Total Cash Costs – per		Total Cash
	Production		Gold Institute Production		Costs – per
	(attributable ounces)		Cost Standard[1] ($/oz)		US GAAP ($/oz)
For the years
ended December 31	2003	2002	2003	2002	2003	2002
Plutonic	333,947	307,377	$193	$184	$193	$186
Darlot	154,977	145,443	164	168	165	170
Lawlers	99,223	113,291	249	179	250	184
Kalgoorlie (50% owned)	436,098	360,025	209	222	212	228

	1,024,245	926,136	200	196	203	200
Bulyanhulu	313,551	356,319	246	198	260	199

	1,337,796	1,282,455	$210	$196	$216	$199

1. For an explanation of our use of non-GAAP performance measures, refer to pages 58 to 61.

In both 2003 and 2002, we hedged substantially all of our total cash costs that are denominated in Australian dollars, and therefore our total cash costs were not significantly affected by changes in market currency exchange rates in 2003. However our total cash costs are impacted by changes in the average exchange rates under our currency hedge contracts. The average currency exchange rate under oar hedge contracts was $0.55 in 2003 compared with $0.54 in 2002. The effect of the difference in this exchange rate on total cash costs was an increase of about $4 per ounce at our Australian mines. In 2004, the average currency exchange rate under our currency hedge contracts is $0.58. The change in this average exchange rate in 2004 compared with 2003 is expected to cause about an $11 per ounce increase in total cash costs at our Australian mines in 2004.

Plutonic

In 2003, production was 9% higher than 2002 and 13% higher than the original plan for the year, due to an increase in processing of higher-grade underground ore. In 2002, a substantial low-grade stockpile was processed. Higher total cash costs per ounce in 2003 compared with 2002 were primarily due to mining various lower-grade open pits; additional costs for pumping pit water combined with restricted mining rates from cyclonic storms earlier this year; and costs incurred to maintain pit slope stability. Total cash costs in 2003 were in line with the original plan for the year.

Production for 2004 is expected to be between 315,000 and 320,000 ounces of gold at total cash costs between $185 and $195 per ounce. The expected production decrease is due primarily to a decrease in open pit ore tons mined. Total cash costs are expected to be 4% lower as a result of the benefits of a paste fill plant commissioned in third quarter 2003. Expected benefits from this plant include improved ore recovery, reduced mining dilution and improved mining flexibility, which are expected to result in lower total cash costs.

Kalgoorlie (50% owned)

In 2003, the mine produced 21% more gold than the prior year and 27% higher than the original plan for the year, due to higher ore grades and better gold recovery rates. Kalgoorlie is an open-pit mine that was historically an underground mine. As areas of the old underground mine are excavated through open-pit mining, mining captures high-grade pillars that result in higher processed

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MANAGEMENT’S DISCUSSION AND ANALYSIS

ore grades. Operating improvements, higher ore grade and lower sulphur content contributed to higher gold recoveries. The 6% lower total cash costs compared to the prior year, 12% lower than the original plan for the year, was mainly due to the impact of higher ore grades ($36 per ounce decrease) and improved recovery rates ($3 per ounce decrease).

Our share of production for 2004 is expected to be between 395,000 and 400,000 ounces of gold at total cash costs of between $230 and $240 per ounce. The expected production decrease is due to expected lower grades and planned maintenance on the SAG mill. The expected increase in cash costs is due to lower expected production levels and marginally higher anticipated costs in the open pit.

Bulyanhulu

2003 production was 12% lower than the prior year due to higher mining dilution, which resulted in lower than planned processed ore grades. Total cash costs for 2003 were higher than the prior year due to lower production levels and lower processed ore grades, which caused a $14 per ounce increase in total cash costs. Higher costs related to maintenance and supplies also contributed to the increase in total cash costs. Compared to the original plan for 2003, production was 24% lower and total Cash costs were 41 % higher than plan for the same reasons as the year over year variance.

Late in third quarter 2003, the mine established a stabilization plan following production difficulties in the first part of the year. During the fourth quarter, the mining rate averaged 2,790 tons per day – a 7% improvement over the stabilization plan mining rate. With the successful completion of a flotation plant expansion and adjustments made through the first half of the year, gold recovery rates are now averaging 88.5%, up from 88.1%, with a positive impact on total cash costs per ounce.

Production for 2004 is expected to be between 360,000 and 365,000 ounces of gold at total cash costs between $240 and $260 per ounce. The expected production increase is due to expected higher grades and increased mining productivity as a result of the stabilization plan. Total cash costs are expected to be similar to 2003. Both the production and total cash cost estimates for Bulyanhulu for 2004 are contingent on improvements from the stabilization plan. While the implementation of this plan is underway, we anticipate that it will take until the end of 2004 to complete.

Accretion and Other Reclamation/ Closure Costs

Accretion and other reclamation/closure costs, which includes certain reclamation costs, accretion expense and other costs and expenses, increased by $49 million over 2002 to $83 million in 2003. Following the adoption of FAS 143 in 2003, our accounting treatment for these costs changed. Previously, we accrued these costs over the life of our mines using the units of production method. Under FAS 143, we only accrue and amortize legal obligations to carry out reclamation and closure activities over the mine lives, while other reclamation costs are expensed as they are incurred. We are also required to discount legal reclamation obligations and accrue an interest-like cost over the period to time of settlement (accretion). In addition to the cumulative effect of the change, as compared to the prior year, this change in accounting policy resulted in a $36 million increase in these costs in 2003. We also revised our cost estimates for asset retirement obligations at various closed mines, resulting in a $10 million charge to earnings in 2003.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Amortization

Our amortization expense mainly arises on property, plant and equipment at our operating mines. The majority of these assets are amortized on a units of production basis. As a result, .amortization expense is affected by the overall quantity of gold produced and sold, changes in reserve estimates, and the mix of production across our mines. We produced 0.2 million fewer ounces in 2003 than in 2002, consisting of a 0.3 million ounce decline at five mines that closed on depletion of reserves in 2002, offset by a 0.1 million ounce increase at our other mines. At the closed mines, most assets had been fully amortized by 2002, therefore the decrease in production from these mines in 2003 did not lead to a significant reduction in amortization expense. Conversely, the 0.1 million ounce increase in production at other mines, combined with the effect of a change in production mix, led to an overall $3 million increase in our amortization expense. The overall increase in average amortization per ounce from $85 per ounce to $90 per ounce reflects this changing production mix, as well as the impact of changes in reserve estimates. For details of the impact of changes in reserve estimates on amortization expense in 2003 and 2002, refer to page 47. For an explanation of how we calculate amortization per ounce, refer to page 61. For 2004, we expect amortization to be in a range of $480 million to $490 million. Our actual amortization expense in 2004 will be affected by actual gold production at each of our mines in 2004.

Exploration, Development and Business Development

Our exploration strategy is to maintain a geographic mix of projects at different stages in the exploration process. Our early stage exploration effort focuses on five major areas where we possess significant infrastructure: the United States, Peru, Australia, Chile/Argentina and Tanzania.

Exploration, Development and Business Development Expense

For the years ended December 31	2003	2002	2001
Exploration costs
North America	$19	$13	$17
Australia/Africa	24	17	17
South America	19	8	25
Development project costs
Veladero	18	20	26
Alto Chicama	29	29	—
Other	7	3	—
Other/Business Development	21	14	18

	$137	$104	$103

In 2003, we continued to invest in our exploration program with costs increasing from 2002 levels in all three of our regions to support the ongoing level of activities. During 2003, we incurred development expenditures at each of our development projects. Under US GAAP, development expenditures are not capitalized until after mineralization is classified as a proven and probable reserve in accordance with US reporting standards. Our most significant expensed development expenditures in 2003 were incurred at our Veladero and Alto Chicama projects. We expensed development costs at Veladero until October 1, 2003, when the project achieved the criteria needed to classify material as a reserve under SEC rules. For a detailed description of the nature and status of each of our development projects please refer to pages 14 to 17 of this Annual Report, which are incorporated by reference in this Management’s Discussion and Analysis.

In 2004, we expect our exploration, development and business development expense to be about

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MANAGEMENT’S DISCUSSION AND ANALYSIS

$110 million. We expect to capitalize all development costs at Veladero in 2004. At Alto Chicama, we will continue to expense development costs until the mineralization there qualifies as a reserve under SEC rules. Our actual development expense will be affected by the timing of when mineralization at Alto Chicama qualifies as a reserve under SEC rules. If we experience a delay in this expected timing, this could cause an increase in expensed development costs. Our exploration expense reflects our planned funding of our various exploration projects. We may spend more or less on these projects depending on the results of ongoing exploration activities, and we may also fund further exploration projects in addition to the presently planned projects for 2004.

Administration

Administration costs of $83 million were $19 million higher than in the prior year, mainly due to severance costs ($9 million), as well as higher legal fees, corporate insurance costs, and regulatory compliance costs. For 2004 we expect administration costs to be about $80 million.

Interest Expense

We incurred $49 million in interest costs and financing charges in 2003, related mainly to our debentures and our Bulyanhulu project financing. We use interest rate swaps to manage the effective rates of interest we pay on our long-term debt. On $350 million of our $500 million debentures, we have converted the fixed 7.5% interest rate to a floating rate through 2007, taking advantage of low market floating interest rates. On our Bulyanhulu financing, we have taken advantage of the present low interest rates to fix the interest rate for the term of the debt at a rate of about 7%. Our overall effective interest rate declined from 7.2% in 2002 to 5.8% in 2003, due to the decline in market interest rates. In 2003, we capitalized $5 million of interest at Cowal and Veladero compared to 2002, when we capitalized $2 million at Cowal. In 2004, we expect to capitalize about an additional $17 million of interest to reflect a full year of capitalization at Veladero. We may also capitalize further amounts of interest on other development projects after they achieve SEC reserve status or receive internal approval to begin construction activities.

For 2004, we expect to incur interest of about $49 million on our existing debt obligations, Interest expense on our existing long-term debt obligations is expected to decline to about $27 million, after capitalizing about $22 million at Cowal and Veladero. Our actual interest expense on existing debt obligations, as well as amounts of interest capitalized, will be affected by changes in market interest rates on variable rate debt obligations, as well as whether other development projects meet US GAAP criteria for interest capitalization during 2004.

Other Income/Expense

In 2003, we earned an effective interest rate on our cash of 3.4%, unchanged from 2002. Through interest rate swaps, we earned a fixed rate of 3.4% in 2003 on most of our cash balances, with any excess cash balances earning interest at market interest rates. In 2003, we also realized pre-tax gains of $39 million on the sale of various land positions and assets at mines that closed in previous years. We may sell further assets in 2004. We also recorded losses of $12 million on various investments, arising mainly on investments held in a post-retirement benefit plan.

Non-Hedge Derivative Gains

Non-hedge derivative gains and losses arising on derivative instruments used in our risk management strategy that do not qualify for hedge

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MANAGEMENT’S DISCUSSION AND ANALYSIS

accounting treatment are recorded in earnings. These gains and losses do not include the unrealized mark-to-market loss on our fixed-price forward gold sales contracts. The gains and losses occur because of changes in commodity prices, currency exchange rates and interest rates.

In 2003, non-hedge derivative gains of $17 million on non-hedge currency contracts were caused primarily by the impact of a strengthening Australian dollar. We also recorded gains of $32 million on interest-rate and gold lease rate swaps in 2003. The fair value of these swaps is affected mainly by changes in either US dollar interest rates or gold lease rates. A 50-basis point decline in gold lease rates in 2003 was the main driver of these gains. Based on historic sensitivities and assuming no change in the size of our gold lease rate swap position, the effect of a 1% decrease in interest rates on the fair value of the swaps would be a $32 million gain for a 1% change in gold lease rates and a $10 million gain for a 1% change in US dollar interest rates. In 2003, we also recorded gains due to hedge ineffectiveness of $19 million. These gains mainly arose on currency contracts, where because of changes in the expected timing of forecasted expenditures – the contracts no longer qualify for hedge accounting treatment, with the effect that gains or losses are recorded immediately in earnings, rather than being matched with the originally hedged items.

Income Taxes

In 2003, we recorded a tax expense of $5 million compared to a tax recovery of $16 million in 2002. In 2002, the tax recovery of $16 million reflected an underlying effective tax expense of $6 million (effective tax rate of 3%) offset by a credit of $22 million following the resolution of certain tax uncertainties. The relatively low effective tax rate in 2002 was mainly because a significant portion of our earnings was generated in a low tax-rate jurisdiction.

In 2003, we recorded an underlying income tax expense of $44 million (underlying effective tax rate of 20%), offset by a net release in deferred tax valuation allowances of $39 million, including $15 million in Argentina, $16 million in Australia and $21 million in North America. The increase in our underlying effective tax rate is due primarily to higher spot gold prices that lead to us generating larger amounts of taxable income in higher rate tax jurisdictions. The release of tax valuation allowances in North America reflects a corporate reorganization that enabled us to utilize certain tax assets. We released valuation allowances totaling $15 million in Argentina after we approved a construction start up at Veladero in fourth quarter 2003 and classified mineralization as a proven and probable reserve under SEC rules. In other instances, the release of valuation allowances reflects higher levels of taxable income due to higher market gold prices.

Should gold prices remain in the $400 per ounce range, we expect our underlying effective tax rate, excluding any further release of deferred tax valuation allowances, to rise to about 30% as a larger portion of our earnings would come from tax jurisdictions with higher tax rates. Our underlying income tax expense will also be affected by the quantity of gold production delivered under our fixed-price forward sales contracts, and the actual prices realized for any deliveries under these contracts, due to the impact of varying levels of taxation that exist between the various tax jurisdictions in which we operate.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Our income tax expense is also affected by changes in the level of valuation allowances recorded against deferred tax assets. Valuation allowances are recorded where there is substantial uncertainty over the realization of a tax asset. Among other things, a further sustained upward trend in gold prices may result in further releases of valuation allowances with corresponding tax credits recorded in earnings. See also pages 49 and 50 for further information on deferred income tax valuation allowances.

Statement of Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses that are collectively described as “other comprehensive income” and excluded from the income statement.

In 2003, other comprehensive income mainly included gains of $349 million arising on our cash flow hedge contracts and the transfer of $110 million of the gains on the cash flow hedges to earnings during the year.

Cash Flow Statement

Liquidity and Capital Resources

Liquidity risk

The objective of our liquidity management is to ensure we have the ability to generate or obtain sufficient cash or its equivalents on a timely and cost-effective basis to meet our commitments as they fall due. The management of liquidity risk is crucial to protecting our capital, maintaining market confidence and ensuring that we can expand into profitable business opportunities. Liquidity risk is managed dynamically, and exposures are regularly measured, monitored and mitigated. The primary factors that can potentially adversely affect our liquidity are realized gold sales prices; cash production costs; capital expenditure requirements at our operating mines and development projects; and scheduled repayments of long-term debt obligations. Our past and future non-cash working capital requirements have not and are not expected to materially affect our liquidity. Outstanding derivative financial instruments are not expected to pose a significant risk to our liquidity, because, unless we breach the covenants affecting these financial instruments, which we believe to be unlikely, the counterparties to outstanding derivative instruments cannot require settlement of the derivatives and we are not subject to any margin calls.

Historic sources of liquidity

In previous years, our main sources of liquidity have been our cash inflow from operating activities, our large cash position, and our various debt-financing facilities. Currently, our debt facilities include our publicly traded debentures, our Bulyanhulu project financing, and our undrawn $1 billion revolving credit facility with a syndicate of global banks.

In the last three years, we have generated a total operating cash inflow of $1.7 billion. We expect to continue to generate significant operating cash flow over the next few years, providing we can maintain our present production levels and also

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MANAGEMENT’S DISCUSSION AND ANALYSIS

provided that there is no material decline in the spot price of gold. We expect capital needs of over $2 billion during the next four years to build our development projects, as well as between $100 and $200 million per year for sustaining capital at our existing operations. Our alternatives for sourcing this capital include our $1 billion cash position, our $1 billion credit facility, our future operating cash flow, project financings and public debt financings. We are evaluating these alternatives to determine the optimal mix of capital resources for the projects. We expect that, absent a material adverse change in a combination of these sources of liquidity, our present levels of liquidity will be adequate to meet our expected capital needs. If we are unable to access project financing due to unforeseen political or other problems, we expect that we will be able to access public debt markets as an alternative source of financing.

Liquidity management

Our liquidity management approach is designed to ensure that reliable and cost-effective sources of cash are available to satisfy current and prospective commitments. The Corporate Treasury function has global responsibility for the implementation of liquidity management policies, strategies and plans. The Finance Committee provides oversight for liquidity management and liquidity policies and receives regular reports on our liquidity.

We manage our liquidity position on a consolidated basis. When managing the flow of liquidity between different legal entities within our consolidated group, we take into account the tax and regulatory considerations associated with each jurisdiction. While such tax and regulatory considerations add a degree of complexity to internal fund flows, our consolidated liquidity management approach takes into account the funding demands associated with intra-group requirements.

The assessment of our liquidity position reflects management estimates and judgments pertaining to our ability to generate operating cash flow, our capital needs, our credit capacity and our assessment of likely future debt market conditions. We consider our liquidity profile to be sound as there are no known trends, demands, commitments, events or uncertainties that are presently viewed as likely to result in a material adverse change in our current liquidity position.

Diversification of funding sources is an important component of our overall liquidity management strategy since it expands funding flexibility, minimizes funding concentration and dependency and generally lowers financing costs. We also seek to mitigate certain risks through the use of nonrecourse project financing.

Credit ratings

Our ability to access unsecured funding markets and our financing costs in such markets are primarily dependent upon maintaining an acceptable credit rating. While our estimates suggest that a minor downgrade would not materially influence our funding capacity or costs, we recognize the importance of avoiding such an event and are committed to actions that should reinforce existing external assessments of our financial strength.

A deterioration in our credit rating would not adversely affect our existing debt obligations or gold sales contracts. There are a number of factors that are important to our “A” credit rating, including: our market capitalization; the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio; our cash generating ability, including cash generated by operating activities and expected capital expenditure requirements; the quantity of our gold reserves; and our relatively low geo-political risk profile due to the location of our mines.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Like most financial contracts, our revolving credit facility and our gold sales contracts require us to comply with certain financial covenants. These covenants include:

a)	Maintaining a minimum consolidated tangible net worth of at least $2.0 billion (our consolidated net worth as at December 31, 2003 was $3.5 billion); and

b)	Maintaining a maximum long-term debt to consolidated net worth ratio below 1.5:1 (the ratio as at December 31, 2003 was under 0.25:1).

The calculation of net worth excludes the unrealized mark-to-market gain or loss on our derivative instruments and gold sales contracts.

In the unlikely event that we breach one of these covenants, we would be in default of our forward gold sales contracts, which could result in the counterparties requiring settlement of these contracts; the syndicate of banks in our credit facility could require repayment of amounts outstanding at that time.

Capital structure

We regularly review our capital structure with an overall goal of lowering our cost of capital, while preserving the balance sheet strength and flexibility that is important due to the cyclical nature of commodity markets, and to ensure that we have access to cash for strategic purposes.

Following a review of our capital structure during 2003, we concluded that a share buyback program would be consistent with these overall goals. In view of the high levels of operating cash flow we are generating at current gold prices, the high levels of liquidity that exist in the capital markets presently, and because we believe that our current share price represents an attractive buying opportunity, we initiated a share buyback program. In 2003, we repurchased 8.75 million shares at a total cost of $154 million. We may continue to execute this share buyback program in 2004, subject to market conditions, and provided that we can accomplish this without significantly impacting our liquidity.

Operating Activities

Our operating cash flow is significantly affected by the volume of gold sales, as well as realized gold prices and cash operating costs. In 2003, our average realized gold sales price increased by $27 per ounce over 2002, although this was offset by a $12 per ounce increase in total cash costs. The effect of these changes, combined with a 4% decrease in ounces sold, was a $54 million increase in our operating cash flow in 2003 compared to 2002. Other year on year changes included a $45 million decrease in payments of reclamation and closure costs and a $59 million increase in cash payments for income taxes. Operating cash flow in the last two years included a payment of $86 million in 2003 for the Inmet settlement and $50 million in 2002 for merger-related costs related to the 2001 merger with Homestake.

Investing Activities

Our most significant ongoing investing activities are for capital expenditures at our mines. Annually, we invest in sustaining capital at our mines, including expenditures relating to underground development activities. We also incur significant capital expenditures in the development and construction phases of new mines, although the yearly level varies depending on the status of our development projects.

In 2003, expenditures were mainly for sustaining capital and underground development at our operating mines. We spent a total of $217 million on sustaining capital in 2003, an increase of $18 million over 2002. The increase in 2003 mainly relates

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MANAGEMENT’S DISCUSSION AND ANALYSIS

to investments at Plutonic to support a transition to owner operated mining from contractor mining. We also spent $105 million at our development projects in 2003, an increase of $76 million over the prior year, mainly attributable to the construction start up at Veladero in 2003. For 2004, we expect to spend a total of about $770 million, including $191 million for sustaining capital, which is similar to 2003, and $579 million at our development projects ($273 million at Veladero, $49 million at Cowal, $211 million at Alto Chicama, $35 million at Tulawaka, and $11 million at Pascua). We may increase capital spending for Pascua in 2004, depending on the timing of Board approval to begin construction at the project.

We also realized proceeds of $48 million from various asset sales in 2003, and spent $55 million on investments in other mining companies, including a $40 million investment in Highland Gold.

Financing Activities

Our most significant ongoing financing activities are repayments/drawdowns of debt obligations; dividend payments; proceeds from issuing capital stock on exercise of stock options; and purchases of common shares under our share buyback program.

The most significant financing cash flows in 2003 were $29 million received on the exercise of employee stock options, dividend payments totaling $118 million, and $154 million spent repurchasing 8.75 million common shares under our share buy-back program. We also made scheduled payments under our long-term debt obligations totaling $23 million in 2003.

For 2004, we will be required to make scheduled long-term debt repayments of $41 million. The amount of any dividends will be determined by the Board of Directors.

Balance Sheet

Working Capital

Our working capital position (current assets less current liabilities) increased by $176 million in 2003 as compared to 2002. This increase was mainly a result of an increase in other current assets combined with a decrease in other current liabilities. Other current assets include the unrealized mark-to-market gain on certain cash flow hedge contracts that mature in 2004, which increased by $122 million due to the strengthening of the Australian dollar and Canadian dollar against the US dollar. Other, current liabilities decreased by $165 million mainly due to the settlement of the Inmet litigation and payments of income tax installments during 2003.

Canadian Supplement

In note 23 to our consolidated financial statements we have provided a reconciliation between Canadian and US GAAP, including a description of the material differences affecting our balance sheet, income statement and statement of cash flow. The principal continuing reconciling differences relate to the amortization of property, plant and equipment and intangible assets recorded under Canadian GAAP. These differences arise due to differences in the carrying amounts of assets and of amortization methods under Canadian GAAP when compared to US GAAP, as described in note 23 to our consolidated financial statements. We also expect to see continuing differences in our accounting for

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MANAGEMENT’S DISCUSSION AND ANALYSIS

exploration and development expenditures. Some expenditures that qualify for capitalization under Canadian GAAP are expensed under US GAAP. The major expenditures in 2004 that will be affected by this GAAP difference are expenditures on our Alto Chicama project, which will not qualify for capitalization under US GAAP until mineralization at the project qualifies as a reserve under SEC rules. We will be required to adopt a new accounting standard under Canadian GAAP in 2004 for reclamation and closure costs. This accounting standard will, to a large extent, conform our accounting policy for such costs with FAS 143 under US GAAP, except that the transitional rules under this new Canadian standard may result in some continuing differences. The other GAAP differences that affected the reconciliation of earnings under US GAAP compared with Canadian GAAP were primarily due to facts and circumstances related to the years presented and are not necessarily indicative of continuing trends that will cause material GAAP differences in future years.

Critical Accounting Policies and Estimates

Accounting Policy Changes

Effective January 1, 2003, we changed our accounting policy for the amortization of underground development costs, and we adopted FAS 143, Asset Retirement Obligations. These accounting changes are described in note 2 to our consolidated financial statements.

Critical Accounting Estimates

Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact our financial statements, The following accounting estimates are critical:

>	amortization of property, plant and equipment and capitalized mining costs;

>	impairment assessments of long-lived assets;

>	asset retirement obligations;

>	the measurement of deferred income tax assets and liabilities and assessment of the need to record valuation allowances against those assets;

>	the valuation of derivative instruments and measurement of gains and losses on cash flow and fair value hedges that are recorded in other comprehensive income; and

>	contingencies.

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this Management’s Discussion and Analysis.

Property, Plant and Equipment and Other Long-Lived Assets

Property, plant and equipment, which totaled $3.1 billion at December 31, 2003, represents a significant portion of our assets (58%). The application of our accounting policies for these assets has a material impact on our earnings.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In particular, under our accounting policies we record amortization expense based on the estimated useful economic lives of these assets, and we periodically undertake impairment assessments. The most significant estimate that affects these accounting policies is estimated quantities of proven and probable mineral reserves. The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, evolving production history and the continual reassessment of the viability of production under various economic conditions.

A material revision (upward or downward) to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices as well as the results of drilling and exploration activities. Estimates of reserve quantities can also change due to changes in expected cash production costs. We calculate reported reserve estimates in accordance with rules and regulations governing these estimates. However, because of the subjective decisions we have to make, as well as variances in available data for each ore body, these estimates are generally uncertain.

Changes in reserve quantities, including changes resulting from gold and silver price assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in impairment of the carrying amount of property, plant and equipment as well as other long-lived assets such as capitalized mining costs.

As at year end 2003, we estimated reserves assuming a $325 per ounce gold price. At December 31, 2003, we estimated that a $25 per ounce reduction (8%) in the gold price assumption would reduce our reserves by about 4 million contained ounces (5%), relating primarily to our Kalgoorlie and Goldstrike Open Pit operating mines. Conversely, a $25 per ounce increase in gold price would increase our reserves by about 3.6 million contained ounces (5%), relating primarily to Kalgoorlie and Goldstrike Open Pit.

Amortization Expense

We amortize a large portion of our property, plant and equipment using the units-of-production method based on proven and probable reserves. We estimate that a 5% decrease in reserves would increase annual amortization by about $28 million and decrease net income by about $23 million ($0.04 per share); and a 5% increase in reserves would decrease annual amortization by about $17 million and increase net income by about $14 million ($0.03 per share). This sensitivity analysis assumes that the increase or decrease will be consistent across all our mines. To the extent this increase or decrease varies across our portfolio of mines, the actual impact on earnings may be higher or lower than this estimate.

The mines where amortization charges are most significantly affected by changes in reserve estimates are Pierina, Goldstrike Underground, Eskay Creek and Bulyanhulu. These mines generally have the most significant carrying amounts of property, plant and equipment subject to amortization using the units of production method and the highest per ounce amortization charges. The effect of a 10% change in reserve estimates at these mines on amortization would be as follows:

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MANAGEMENT’S DISCUSSION AND ANALYSIS

	Impact on amortization	Impact on amortization
	rates (per ounce)	expense[1] (millions)
Pierina	$18	$13
Goldstrike Underground	8	5
Eskay Creek	5	3
Bulyanhulu	8	8

1. Based on ounces sold in 2003.

Impact of Actual Changes in Reserve Estimates on Amortization

For the years ended December 31	2003		2002
(in millions of dollars, except	Reserves	Amortization	Reserves	Amortization
reserves which are in millions	increase	increase	increase	increase
of contained ounces)	(decrease)	(decrease)	(decrease)	(decrease)
Goldstrike – Underground	0.6	$(10)	(1.7)	$27
Plutonic	1.3	(4)	0.7	(4)
Goldstrike – Open Pit	1.3	(6)	—	—
Eskay Creek	—	—	(0.2)	6
Bulyanhulu	—	—	2.2	(7)

Changes in reserve estimates are calculated at the end of the year and affect amortization expense prospectively. The amounts presented represent the effect of reserve changes at the end of 2002 and 2001.

Capitalized Mining Costs

At open-pit mines that have diverse grades and waste-to-ore ratios over the life of the mine, we defer and amortize certain costs, normally associated with the removal of waste rock (capitalized mining costs). The amortization of capitalized mining costs is determined using the units of production method based on estimated recoverable ounces from proven and probable mineral reserves, and using a stripping ratio calculated as the total tons to be moved over total proven and probable reserves. Quantities of proven and probable mineral reserves are subject to material change from period to period as described above. Consequently stripping ratios are also subject to material change and the charge to earnings for amortization could differ materially between reporting periods to the extent that there are material changes to proven and probable mineral reserves. To the extent that the average ratio of tons of waste that are required to be removed for each ounce of gold differs materially from that which was estimated in the stripping ratio, the actual amortization charged to operations could differ materially between reporting periods.

     In 2004, we expect to reduce the stripping ratio at Goldstrike Open Pit from 112:1 to 109:1, and to increase the stripping ratio at Pierina from 48:1 to 60:1. The effect of this change in estimate for 2004 will be to reduce amortization at Goldstrike Open Pit by $0.6 million; and to increase amortization at Pierina by $7 million. A further change in the stripping ratio by a factor of 10:1 at Goldstrike Open Pit would change amortization recorded by $2 million; and at Pierina would change amortization recorded by $6 million. Changes in stripping ratio estimates did not have any significant effect on the comparability of amortization charges between 2003 and 2002.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Impairment Assessments of Long-Lived Assets

We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment assessments, which are conducted in the manner described within note 15(c) to our consolidated financial statements, are based on estimates of future cash flows, which include, among other things, estimates of:

>	the quantity of gold reserves at our mines;

>	future gold and silver prices; and

>	future operating and capital costs to mine and process our reserves over extended periods of time (5 to 25 years).

Estimates of future cash flows are inherently uncertain, and are subject to material change over time. In particular, cash flow estimates are affected by external factors such as gold and silver prices and also foreign currency exchange rates. These cash flow estimates and external factors are subject to material change and therefore it is reasonably likely that the results of impairment assessments conducted from period to period could have a material impact on our consolidated financial statements.

Based on a long-term gold price of $375 per ounce and our gold mineral reserves at December 31, 2003, we have completed a sensitivity analysis that indicates that a 10% decrease in net cash flows, resulting from a combination of a lower spot gold price and an increase in operating and capital costs at each of our properties, would not result in the total estimated undiscounted future net cash flows at any of our mines or development projects being less than the carrying amount of the related long-lived assets.

Asset Retirement Obligations

Our mining, development and exploration activities are subject to various laws and regulations governing the protection of the environment. We incur expenses on an ongoing basis to discharge our obligations under these laws and regulations. Certain expenses meet the definition of an asset retirement obligation as defined in FAS 143, and we began accounting for them in accordance with the principles of FAS 143 from 2003 onwards. Other expenses that do not meet the definition of an asset retirement obligation have been expensed as incurred from 2003 onwards. Prior to 2003, we accounted for all such expenses by accruing the total estimated costs over the life of a mine using the units of production method based on proven and probable mineral reserves.

On adoption of FAS 143 in 2003, we recorded liabilities totaling $334 million for asset retirement obligations at fair value on our balance sheet, with a corresponding adjustment to the carrying amount of the related assets that give rise to these obligations. Our financial statements will continue to be materially affected by our estimates of future reclamation and closure costs that are part of our asset retirement obligations.

Significant judgments and estimates are made when estimating the nature and costs associated with asset retirement obligations. Cash outflows relating to the obligations are incurred, in some cases, over periods from 2 to 25 years. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount factors, the fair value of asset retirement obligations could materially change from period to period due to changes in the underlying assumptions. Also changes in environmental laws and regulations could cause material changes in the expected costs and the fair value of asset retirement obligations. During 2003, we recorded various changes in estimates of asset retirement obligations at closed mines that resulted in a $10 million pre-tax charge to earnings.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Derivative Instruments

All financial instruments that meet the definition of a derivative in FAS 133 are recorded on our balance sheet at fair value, with the exception of contracts that qualify for the normal sales exemption. Changes in the fair value of derivatives recorded on our balance sheet are recorded in earnings except for the effective portion of the change in fair value of derivatives that are designated and qualify as a cash flow hedge or a fair value hedge. We apply judgment in estimating the fair value of derivative instruments, which are highly sensitive to assumptions regarding gold and other commodity prices, gold lease rates, market volatilities, foreign currency exchange rates and interest rates. Variations in these factors could materially affect amounts credited or charged to earnings to reflect the changes in fair value of derivatives. The derivative instruments whose past changes in fair value have most significantly impacted earnings are our gold lease rate swaps. Certain derivative instruments are accounted for as cash flow hedges. The effective portion of changes in fair value of these instruments is deferred in other comprehensive income and will be recognized in earnings when the underlying hedged items occur and are also recorded in earnings. All derivatives qualifying for hedge accounting are designated against hedged items where we believe that the forecasted transaction is probable of occurring. To the extent that we determine that the hedged items are no longer probable of occurring within the time-frame designated or within a two month period thereafter, due to changes in the factors affecting the amounts and timing of the forecasted transactions designated as the hedged items, gains and losses deferred in other comprehensive income are reclassified to earnings immediately.

The most significant hedged items that are uncertain and subject to possible change from period to period are forecasted local currency denominated operating costs and capital expenditures at our Australian and Canadian mines. Because of the large amount of unrealized gains included in other comprehensive income, hedge ineffectiveness arising from a relatively small change in the timing or amount of the hedged items could have a significant impact on earnings. Estimates of these forecasted transactions are developed in our annual mine planning process, and updated periodically when events or circumstances indicate that the timing or amounts of the forecasted transactions have changed significantly. In recognition of the fact that this uncertainty increases as the time to the forecasted transaction increases, our hedging strategy is to hedge a proportion of the forecasted expenditures that declines in successive time intervals into the future. During 2003, following changes in the expected timing of forecasted Australian dollar capital expenditures, we recorded gains totaling $18 million in earnings after we concluded that the conditions for continued use of hedge accounting treatment for certain derivative instruments was no longer appropriate.

Deferred Tax Assets and Liabilities and Related Valuation Allowances

In measuring the amount of deferred income tax assets and liabilities we are periodically required to develop estimates of the tax basis of assets and liabilities. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our consolidated financial statements. The most significant such estimate affecting our consolidated financial statements is the tax basis of our Pierina mining concession, which is described in note 21 (c) to our consolidated financial statements. It is

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MANAGEMENT’S DISCUSSION AND ANALYSIS

reasonably possible that we may be successful in appealing the revaluation of the Pierina mining concession, resulting in the de-recognition of deferred income tax liabilities totaling $141 million, which would be reflected as a tax credit in earnings in the period such a determination is made.

For every deferred tax asset, we evaluate the likelihood of whether some portion or all of the asset will not be realized. This evaluation is based on, among other things, expected levels of future taxable income and the pattern and timing of reversals of temporary timing differences that give rise to deferred tax assets and liabilities. If, based on the weight of available evidence, we determine that it is more likely than not (a likelihood of more than 50 percent) that all or some portion of a deferred tax asset will not be realized, then we record a valuation allowance against it. As of December 31, 2003, we have recorded a valuation allowance of $394 million on a portion of our net deferred tax assets totaling $682 million.

Valuation Allowance at December 31

(millions)	2003	2002
United States	$142	$173
Chile /Argentina	122	120
Canada	72	67
Tanzania	44	43
Australia	8	24
Other	6	6

	$394	$433

In the United States, most of the valuation allowances relate to alternative minimum tax credit carry forwards (AMT credits). These AMT credits will only be utilized if there is a significant further increase in the market price of gold above $400 per ounce or if we secure a source of additional taxable income in addition to the present income generated by our operating mines.

In Chile, valuation allowances relate to tax assets in subsidiaries that do not have any present sources of income against which to utilize the assets. In the event these subsidiaries are expected to have sources of income in the future, we may be able to reduce the level of valuation allowances recorded. In particular, we may be able to release a portion of the valuation allowances when a construction decision is made on the Pascua-Lama project.

In Canada, substantially all of the valuation allowances relate to capital losses that will only be utilized if we realize any capital gains in the future.

In Tanzania, after considering the fiscal regime applicable to mining companies, and the expected levels of future taxable income at the Bulyanhulu mine, we recorded a valuation allowance against a portion of the deferred tax assets. In the event that levels of future taxable income at Bulyanhulu are higher than we presently expect, which could be because of a number of factors, including a sustained upward movement in gold prices, operating improvements or the discovery of additional reserves, we may reduce the level of valuation allowances against these assets.

During 2003, we released net valuation allowances totaling $39 million as previously described on page 39.

In future years, levels of taxable income will be affected by, among other things, changes in gold prices, cash operating costs, proven and probable gold reserves, interest rates and foreign currency exchange rates. In particular, if the recent trend of higher spot gold prices continues, we may conclude that a portion of valuation allowances recorded at December 31, 2003 are no longer necessary. Significant changes in these and other factors could have a material impact on the amount of valuation allowances recorded and on income tax expense.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Contingencies

We regularly assess contingent liabilities, which inherently involve the exercise of significant management judgment and estimates of the outcome of future events. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur — and typically those events may occur a number of years in the future.

As described in note 25 to our consolidated financial statements, we are involved in claims and legal proceedings, the resolution of which could have a material effect on our financial condition or future results of operations. In assessing these contingencies, we evaluated the perceived merits of the legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or that we expect to seek.

Off-Balance Sheet Arrangements

We do not enter into off-balance sheet arrangements with special purpose entities in the normal course of our business, nor do we have any unconsolidated affiliates. In the case of joint ventures, our proportionate interest for consolidation purposes is equivalent to the economic returns to which we are entitled as a joint venture partner. Our only significant off-balance sheet arrangements are our forward gold sales contracts.

Forward Gold Sales Contracts

Prior to the adoption of a no-hedge policy in fourth quarter 2003, we historically entered into fixed-price forward sales contracts in a gold hedging program to manage our exposure to market gold prices. Following the adoption of our no-hedge policy, we will not add any new gold hedge contracts, and we expect to reduce our gold hedge position to zero over time.

We have historically entered into forward gold sales contracts with about 19 high quality banking counterparties. The banking counterparties with whom we entered into these contracts engage in hedging transactions with numerous third parties in addition to us. We do not have any relationships with special purpose entities whose sole business purpose is to enter into derivative transactions with us.

We have used fixed-price forward gold sales contracts to protect our earnings and cash flow from declining gold prices. These contracts permit us to sell our gold production in the gold spot market. In a rising gold price environment, we have the ability to deliver our gold at the higher spot price, or deliver under the contract at the contract price. We expect to reduce our gold hedge position to zero over time; in 2003, we reduced our position by 2.6 million ounces to 15.5 million ounces.

Through the use of these fixed-price contracts, in periods when the spot price has been stable or declining, we have been able to realize higher revenues than if we had sold our gold production in the spot gold market. The impact of selling our gold production under these contracts, compared to the price that would have been realized in the spot market, can be illustrated as follows:

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues from Forward Gold Sales Contracts

For the years ended December 31	2003	2002	2001

Total revenues from contract sales	$1,397	$1,401	$1,307
Average contract selling price ($/oz)	364	352	347
Average spot price ($/oz)	363	310	271
Incremental revenues from contracts in excess of average spot gold prices	3	168	289

Fixed-price Forward Gold Sales Contracts (“The Gold Hedge Position”)

As of December 31, 2003

Gold ounces hedged	15.5 million ounces (or slightly less than three years of expected future production)

Current termination date of gold sales contracts	2013 in most cases

Average estimated realizable gold sales contract price at 2013 termination date	$ 400/oz1

Delivery obligations	Barrick will deliver gold production from operations against gold sales contracts by the termination date (which is currently 2013 in most cases). However, Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date. This means Barrick can deliver gold at spot prices, or prices under the hedge contracts, until the termination date of these contracts.

Average estimated minimum realizable contract gold sales price for delivery of 100% of expected future production into existing sales contracts over the next three years	$ 309/oz1,2,3

Unrealized mark-to-market loss at December 31, 2003	$ 1,725 million[4]

1.     Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1.5%.

2.     Accelerating gold deliveries could potentially lead to reduced contango that would otherwise have built up over time.

3.     Assumes delivery of 100% of expected future production against current gold sales contracts which would exhaust all remaining gold hedge positions.

4.     At a spot gold price of $415 per ounce.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Contract Terms and Conditions

A forward gold sales contract is an agreement that we will sell a fixed number of ounces of gold to the contract counterparty on a delivery date in the future at an agreed price. We have the flexibility to choose the delivery date at any time over a period up to about 10 years and we have the ability to choose a fixed price or a floating price. Our rights and obligations under these contracts are defined by Master Trading Agreements (“MTAs”) that we have executed with our counterparties. The price-setting mechanism found in these MTAs is described in note 5 to our consolidated financial statements.

The selling price under a fixed-price forward gold sales contract is based on the forward price of gold at the future delivery date, which is essentially a function of the spot gold price on the date the contract is entered into plus a premium (commonly referred to as “contango”) through the future delivery date. The amount of contango is often quoted as a percentage return that reflects the spread between market LIBOR interest rates (i.e. US dollar interest rates) and gold lease rates. Generally, US dollar interest rates are higher than the gold lease rate, which means that the future price is higher than the current price under the contract. In general, the longer the period of time from the start of a contract until delivery, the higher the contract price will be compared to the spot price at the start of the contract. The final contract selling price increases over time due to the amount of the forward premium or contango implicit in forward gold prices, as long as US dollar interest rates are higher than gold lease rates.

Since we have the flexibility to deliver gold under our fixed-price forward gold sales contracts at any time, primarily over the next 10 years, we can sell our gold at the higher of the spot price or the contract price well into the future. In the event spot prices consistently exceed the contract price for this period, we would eventually deliver gold at a price of about $400 per ounce under our existing contracts (assuming market contango rates of 2.5%) for each ounce that we did not sell at spot prices. Although we may choose to deliver our gold production at higher spot prices, it remains probable that we will physically deliver gold over the term of the contract, rather than cash settling the contracts. As discussed elsewhere in this discussion and analysis, we have targeted a 1.5 million ounce reduction in our gold hedge position in 2004. In order to achieve this reduction, we may deliver gold into fixed-price forward sales contracts at sales prices that are lower than the then prevailing spot price of gold.

In most cases, under the terms of our MTAs, the period over which we are required to deliver gold is extended annually by one year, or kept “evergreen”, regardless of our intended delivery dates, unless otherwise notified by the counterparty. This means that, with each year that passes, the termination date of most MTAs is extended into the future by one year. In all of our MTAs with our 19 counterparties, the following applies: the counterparties do not have unilateral and discretionary “right to break” provisions; there are no credit downgrade provisions; and we are not subject to any margin calls – regardless of the price of gold.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

We have the right to settle at any time during the life of the contracts. This flexibility is demonstrated by the terms that allow us to deliver into contracts at any time on two days notice, or keep these contracts outstanding for as long as primarily 10 years. This feature means that we can sell our gold at the market price or the hedge price at our discretion, to the termination date of our contracts (2013 in most cases).

Our trading agreements with our counterparties do provide for early close out of certain transactions in the event of a material negative change in our ability to produce gold for delivery under our forward gold sales contracts, or a lack of gold market, and for customary events of default such as covenant breaches, insolvency or bankruptcy. The significant financial covenants are: we must maintain a minimum consolidated net worth of at least $2 billion – currently, it is $3.5 billion; and we must maintain a maximum long-term debt to consolidated net worth ratio of 1.5:1 – currently, it is under 0.25:1. The covenants under our MTAs exclude unrealized mark-to-market gains or losses on our derivative instruments and forward gold sales contracts in the calculation of consolidated net worth.

The terms of our forward gold sales contracts with our 19 counterparties provide flexibility and benefits that we believe are unique to us. These advantageous terms reflect, among other things, our strong credit rating and our high quality, long-life, low-cost asset base.

Significance of mark-to-market gains and losses

At the end of 2003, the unrealized mark-to-market (fair value) on the derivative instruments position, including gold and silver forward sales contracts, as well as currency and interest rate hedge programs, was negative $1.4 billion. This mark-to-market value represents the replacement value of these contracts based on current market levels, and, subject to us continuing to meet the significant covenants under our MTAs, does not represent an economic obligation for payment by us. Our obligations under our gold sales contracts are to deliver an agreed-upon quantity of gold at an agreed price by the termination date of the contracts (2013 in most cases).

In accordance with hedge accounting rules, the positive mark-to-market value of $326 million relating to our currency and interest rate hedge programs is recorded as an asset on our balance sheet. The mark-to-market value of our gold and silver sales contracts is not recorded on the balance sheet as accounting rules that govern these contracts do not require balance sheet recognition. Instead, in accordance with US GAAP, the economic impact of these sales contracts is reflected in the financial statements as we physically deliver gold and silver under the contracts.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

A short-term spike in gold lease rates would not have a material negative impact on us because we are not exposed under our fixed-price forward gold sales contracts to short-term gold lease rate variations. A prolonged rise in gold lease rates could result in lower contango (or negative contango i.e. “backwardation”) and therefore a smaller forward premium (or backwardation) under the contract. However, because of the large amount of Central Bank gold available for lending relative to demand, gold lease rates have historically tended to be low and any spikes short-lived.

At December 31, 2003	Fair Value

Forward gold sales contracts	$(1,725)
Forward silver sales contracts	(20)
Foreign currency contracts	288
Interest rate contracts	38

$(1,419)

Change in the Fair Value of Forward Gold Sales Contracts

Unrealized Gain (Loss)

At December 31, 2002	$(639)
Impact of change in spot price[1]	(1,088)
Contango earned in the year	138
Impact of change in valuation inputs[2]	(136)

At December 31, 2003	$(1,725)

1.	From $347 per ounce to $415 per ounce.

2.	Other than spot metal prices (e.g. interest rates and gold lease rates).

The mark-to-market value of the gold contracts is based on a spot gold price of $415 per ounce and market rates for LIBOR and gold lease rates. The mark-to-market value of the contracts would approach zero (breakeven) at a spot gold price of approximately $303 per ounce, assuming all other variables are constant.

Contractual Obligations and Commitments

	Payments due in

At December 31, 2003	2004	2005–2006	2007–2008	2009+	Total

Contractual obligations
Long-term debt	$41	$65	$569	$80	$755
Asset retirement obligations	41	76	59	337	513
Capital leases	—	2	3	—	5
Operating leases	4	6	5	8	23
Purchase obligations
Supplies inventory and consumables	12	11	—	—	23
Power contracts	19	15	17	2	53
Capital expenditures	163	6	—	—	169
Other	10	11	1	4	26

Total	$290	$192	$654	$431	$1,567

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Long-term debt

Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt. We are not required to post any collateral under any debt obligations and the terms of the obligations would not be affected by a deterioration in our credit rating.

Asset retirement obligations

Amounts presented in the table represent the undiscounted future estimated cost of asset retirement obligations that are recorded in our financial statements. The most significant contingent liability relating to reclamation and closure activities which is not recorded on our balance sheet, or presented in the above table, relates to potential obligations to monitor water quality and treat ground water on an ongoing basis. We will record a liability for these activities if environmental laws and regulations require us to conduct these activities in the future.

Power purchase agreements

We enter into contracts to purchase power at each of our operating mines. The contracts provide for fixed prices, which in certain circumstances, are adjusted for inflation. Some agreements obligate us to purchase fixed quantities per hour, seven days a week, while others are based on a percentage of actual consumption. These contracts extend through various dates in 2004 to 2007.

In addition to the purchase obligations set out in the table on the previous page, we purchase about 0.9 billion kilowatt-hours annually at market rates. Under the terms of one contract, we purchase power based on actual consumption; this contract has an exit fee of $12 million should we decide to switch to an alternate power supplier.

Capital expenditures

Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. They do not include the full amount of future expenditures relating to our development pipeline over the next 5 years, because commitments have yet to be made for a large portion of the estimated future capital costs related to these projects.

Commitments

Royalties

Virtually all of our royalty commitments give rise to obligations at the time we produce gold. In the event that we do not produce gold at our mining properties, we have no payment obligation to the royalty holders. The amounts that we expect to pay in the future are: 2004 – $45 million; 2005 to 2006 – $115 million; 2007 to 2008 – $107 million; and 2009 and beyond – $375 million. These amounts are estimated based on our expected gold production from proven and probable reserves (under Canadian reporting standards) for the periods indicated, and assuming a $350 gold price. The most significant royalty arrangements are disclosed in note 6 to our consolidated financial statements.

Payments to maintain land tenure and mineral property rights

In the normal course of business, we are committed to making annual payments to maintain title to certain of our properties and to maintain our rights to mine gold at certain of our properties. In the event we choose to abandon a property or discontinue mining operations, the payments relating to that property can be suspended, resulting in our rights to the property lapsing.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarterly Information

(in millions,	March 31,		June 30,		September 30,		December 31,
except per share data)	2003	2002	2003	2002	2003	2002	2003	2002

Gold sales	$459	$478	$491	$490	$549	$473	$536	$526
Average spot gold price	352	290	347	313	364	314	392	323
Average realized gold price	355	329	352	341	365	342	394	343
Net income	29	46	59	59	35	34	77	54
Net income per share[1]	0.05	0.09	0.11	0.11	0.07	0.06	0.14	0.10
Operating cash flow	131	124	66	148	188	126	134	195

1.     Basic and diluted

Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices and prices realized from gold sales; declining gold production and sales volumes; and rising total cash costs. These trends are discussed elsewhere in this Management’s Discussion and Analysis, and the quarterly trends are consistent with explanations for annual trends over the last two years.

Fourth Quarter Results

Revenue for fourth quarter 2003 was $536 million on gold sales of 1.36 million ounces, compared to $526 million in revenue on gold sales of 1.54 million ounces for the year earlier period. During the quarter, spot gold prices ranged from a high of $416 to a low of $369 per ounce, averaging $392 per ounce. We realized an average price of $394 per ounce during the quarter, delivering 600,000 ounces against gold hedge contracts, with the remainder at spot gold prices. Due to the higher spot gold prices during the quarter, we realized a $51 per ounce (15%) increase in the gold price compared to the year earlier period, which more than offset the lower sales volumes.

For the quarter, we produced 1.3 million ounces at total cash costs of $1991 per ounce compared to 1.6 million ounces at total cash costs of $1741 per ounce. Both production and total cash costs for the quarter were in line with plan.

Earnings for the fourth quarter 2003 were $77 million ($0.14 per share) as compared to earnings of $54 million ($0.10 per share) in the year earlier period. This increase in earnings over the year earlier period reflect a $51 per ounce higher realized gold price and a $60 million increase in non-hedge derivative gains (2003 – $46 million gain versus 2002 $14 million loss). These factors were partly offset by higher cash operating costs, provisions of $14 million for the Inmet settlement and $10 million for reclamation costs, and an $18 million lower income tax recovery.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

In the quarter, we generated operating cash flow of $134 million ($220 million prior to the Inmet settlement of $86 million1) as compared to operating cash flow of $195 million in the prior year period. Lower operating cash flow in the quarter primarily relates to the payment of $86 million on the Inmet settlement. Excluding the Inmet settlement, fourth quarter and full year cash flow from operations was slightly higher in 2003 than 2002.

1.     For an explanation of our use of non-GAAP performance measures, please refer to pages 58 to 61,

Non-GAAP Performance Measures

We have included total cash costs per ounce data because we understand that certain investors use this information to assess our performance. The inclusion of total cash costs per ounce statistics enables investors to better understand year-on-year changes in production costs, which in turn affect our profitability and ability to generate operating cash flow for use in investing and other activities. We have also included a measure of operating cash flow excluding the settlement of litigation. Litigation settlements are infrequent in occurrence, and therefore including this non-GAAP measure of performance provides a more comparable basis for assessing the Company’s cash flow performance in 2003 compared with 2002. Non-GAAP measures do not have any standardized meaning prescribed by US GAAP, and therefore they may not be comparable to similar measures prescribed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Total Cash Costs per Ounce to Financial Statements

	Goldstrike -		Goldstrike -		Eskay		Round
For the years ended	Open pit		Underground		Creek		Mountain
December 31	2003	2002	2003	2002	2003	2002	2003	2002

Total cash production costs per US GAAP[1]	$380.6	$320.2	$152.1	$123.0	$18.6	$14.7	$67.2	$78.7
Accretion expense and reclamation costs at operating mines	(2.5)	(5.5)	—	(1.2)	(0.3)	(0.5)	(1.6)	(6.0)

Total cash production costs per Gold Institute Production Cost Standard	$378.1	$314.7	$152.1	$121.8	$18.3	$14.2	$65.6	$72.7

Ounces sold (thousands)	1,625	1,383	600	617	354	358	379	389
Total cash costs per ounce sold per US GAAP (dollars)	$234	$232	$253	$199	$53	$41	$177	$202

Total cash costs per ounce sold per Gold Institute Production Cost Standard (dollars)	$233	$228	$253	$198	$52	$40	$173	$187

							Total
	Hemlo		Holt-McDermott		Marigold		North America

For the years ended December 31	2003	2002	2003	2002	2003	2002	2003	2002

Total cash production costs per US GAAP[1]	$60.4	$65.0	$20.9	$16.6	$8.1	$5.4	$707.9	$623.6
Accretion expense and reclamation costs at operating mines	(0.2)	(1.0)	(0.1)	(0.3)	(0.1)	(0.2)	(4.8)	(14.7)

Total cash production costs per Gold Institute Production Cost Standard	$60.2	$64.0	$20.8	$16.3	$8.0	$5.2	$703.1	$608.9

Ounces sold (thousands)	266	286	87	94	47	28	3,358	3,155
Total cash costs per ounce sold per US GAAP (dollars)	$227	$227	$240	$176	$172	$194	$211	$198

Total cash costs per ounce sold per Gold Institute Production Cost Standard (dollars)	$226	$224	$239	$173	$171	$187	$209	$193

1.	Represents cost of sales and other operating costs (excluding amortization).

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

			Total
	Pierina		South America		Plutonic		Darlot

For the years ended December 31	2003	2002	2003	2002	2003	2002	2003	2002

Total cash production costs per US GAAP[1]	$78.9	$90.2	$78.9	$90.2	$62.6	$58.0	$25.4	$24.8
Accretion expense and reclamation costs at operating mines	(3.2)	(18.4)	(3.2)	(18.4)	(0.2)	(0.8)	(0.1)	(0.3)

Total cash production costs per Gold Institute Production Cost Standard	$75.7	$71.8	$75.7	$71.8	$62.4	$57.2	$25.3	$24.5

Ounces sold (thousands)	911	895	911	895	324	311	154	146
Total cash costs per ounce sold per US GAAP (dollars)	$87	$101	$87	$101	$193	$186	$165	$170

Total cash costs per ounce sold per Gold Institute Production Cost Standard (dollars)	$83	$80	$83	$80	$193	$184	$164	$168

							Total
	Lawlers		Kalgoorlie		Bulyanhulu		Australia/Africa

For the years ended December 31	2003	2002	2003	2002	2003	2002	2003	2002

Total cash production costs per US GAAP[1]	$23.8	$21.3	$88.1	$83.6	$77.1	$78.4	$277.0	$266.1
Accretion expense and reclamation costs at operating mines	(0.1)	(0.5)	(1.5)	(2.0)	(4.1)	(0.4)	(6.0)	(4.0)

Total cash production costs per Gold Institute Production Cost Standard	$23.7	$20.8	$86.6	$81.6	$73.0	$78.0	$271.0	$262.1

Ounces sold (thousands)	95	116	415	367	297	395	1,285	1,335
Total cash costs per ounce sold per US GAAP (dollars)	$250	$184	$212	$228	$260	$199	$216	$199

Total cash costs per ounce sold per Gold Institute Production Cost Standard (dollars)	$249	$179	$209	$222	$246	$198	$210	$196

1.	Represents cost of sales and other operating costs (excluding amortization).

BARRICK Annual Report 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Amortization Costs per Ounce to Financial Statements

For the years ended December 31	2003	2002	2001

Amortization expense per consolidated financial statements	$522	$519	$501
Amortization expense recorded on property, plant and equipment not at operating mine sites	(25)	(26)	(24)

Amortization expense for per ounce calculation	$497	$493	$477

Ounces sold (thousands)	5,554	5,805	6,278
Amortization per ounce (dollars)	$90	$85	$76

Reconciliation of Operating Cash Flow Excluding the Inmet Settlement

For the years ended December 31	2003	2002	2001

Operating cash flow per financial statements	$521	$589	$588
Inmet settlement	86	—	—

Operating cash flow excluding Inmet settlement	$607	$589	$588

Per share data:
Operating cash flow	$0.97	$1.09	$1.09
Operating cash flow excluding Inmet settlement	$1.13	$1.09	$1.09

Outstanding Share Data

As at March 4, 2004, 534.6 million common shares (“Common Shares”) and one special voting share (“Special Voting Share”) in the capital of Barrick were issued and outstanding. Computershare Trust Company of Canada (“Computershare”), the holder of the Special Voting Share, is entitled to cast the number of votes equal to the number of BGI Exchangeable Shares (as defined below) outstanding (excluding those owned by Barrick and its subsidiaries), multiplied by 0.53, for which it receives voting instructions from holders of such BGI Exchangeable Shares.

In connection with Barrick’s acquisition of Homestake Mining Company effective December 14, 2001, Barrick Gold Inc. (formerly Homestake Canada Inc.) issued securities (“BGI Exchangeable Shares”), which, by their terms, are each exchangeable at any time for 0.53 of a Common Share. Each BGI Exchangeable Share entitles the holder to exercise the same voting rights as a holder of 0.53 of a Common Share. Generally, a holder of a BGI Exchangeable Share may exercise his or her voting right by either providing voting instructions to Computershare or attending a meeting of holders of Common Shares and voting in person. As at March 4, 2004, there were 1.5 million BGI Exchangeable Shares outstanding that were not owned by Barrick, which would entitle the holders of the BGI Exchangeable Shares to cast 0.8 million votes at a meeting of holders of Common Shares. For further information regarding the BGI Exchangeable Shares, please refer to the Company’s current Management Information Circular and Proxy Statement.

As at March 4, 2004, options to purchase 24 million Common Shares were outstanding under Barrick’s option plan. In addition, as at March 4, 2004, options to purchase 0.5 million Common Shares were outstanding under certain option plans inherited by Barrick in connection with prior acquisitions.

BARRICK Annual Report 2003